AMERICAN AMMUNITION, INC.
                               3545 NW 71st Street
                                 Miami, FL 33147




                                                January 3, 2003




VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:  American Ammunition, Inc. (the "Company")
     Form SB-2 filed October 23, 2002
     File No. 333-100708


Ladies and Gentlemen:

     We previously filed the above-referenced Form SB-2 registration statement. We hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because American Ammunition intends to amend the terms of the private placement and will register the shares of common stock underlying such private placement on another registration statement. If you have any questions concerning this matter, please contact Darrin M. Ocasio at 212-398-1493.


     Thank you for your assistance in this matter.


                                                AMERICAN AMMUNITION, INC.

                                                By: /s/ Andres Fernandez
                                                   Andres Fernandez
                                                   President


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